October 22, 2018

Sean Sullivan
Executive Vice President and Chief Financial Officer
AMC Networks Inc.
11 Penn Plaza
New York, NY 10001

       Re: AMC Networks Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed August 2, 2018
           File No. 001-35106

Dear Mr. Sullivan:

       We have reviewed your September 6, 2018 response to our comment letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Content licensing revenue, page 7

1. We note your response to prior comment one. Please revise your disclosure to clarify that you consider each season of an episodic series to be a distinct unit of content and that you typically deliver all episodes of a season for a series concurrently. Reference ASC 606-
      10-50-12.

Subscription fee revenue, page 7

2. We note your response to prior comment two. Please revise your disclosures to clarify
 Sean Sullivan
AMC Networks Inc.
October 22, 2018
Page 2
         your determination that your programming is functional intellectual property. Reference
         606-10-50-12.
       You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Carlos
Pacho, Senior Assistant Chief Accountant at 202-551-3835 with any questions.



FirstName LastNameSean Sullivan                              Sincerely,
Comapany NameAMC Networks Inc.
                                                             Division of
Corporation Finance
October 22, 2018 Page 2                                      Office of
Telecommunications
FirstName LastName